

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2024

John Cavan
Interim Chief Executive Officer
Hepion Pharmaceuticals, Inc.
399 Thornall Street, First Floor
Edison, NJ 08837

> **Re: Hepion Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 11, 2024**
> **File No. 333-280752**

Dear John Cavan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sean Reid